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March 17, 2006

Ms. Sasha S. Parikh
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	PainCare Holdings, Inc. (“PainCare”) Form 10-KSB for Fiscal Year Ending December 31, 2004 File No. 001-14160

Dear Ms. Parikh:

As per your telephone conversation with Mark Szporka, this shall serve as PainCare’s notice that it intends to file a response to the SEC’s most recent Comment Letter on or before Friday, March 24, 2006.

 JDM/dcb

cc:	Jennifer Loomis Noelle Siegel Mark Szporka